SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 19, 2004

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F ☑  Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

Distribución y Servicio D&S S.A August 2004

II QUARTER 2004 RESULTS

“We are 100% focused on becoming the best grocers in Chile”

Nicolás Ibáñez, Executive Director D&S S.A.

Highlights II Quarter 2004

▪	Net revenues up 22.0% to Ch$341,984 million (US$537.5 million).
▪	2.0% SSS increase for the quarter.
▪	4.8% increase in same store transactions, 26.2% increase in total transactions.
▪	Gross income up 14.5%, gross margin down 160 bp.
▪	Operating income down 58.6% to Ch$6,067 million (US$9.5 million).
▪	26.3% decrease in EBITDA, EBITDA margin down 340 bp to 5.2%.
▪	37.1% improvement in non-operating income.
▪	Net income down 65.7% to Ch$2,491 million (US$3.9 million) representing 0.7% of revenues.

For further information please contact:

Nicolás Ibáñez
Executive Director
nibanez@dys.cl
56-2-393-5303

Miguel Núñez
CFO
mnunez@dys.cl
56-2-399-6670

Loreto Bradford
IRO
lbradford@dys.cl
56-2-399-6677

Highlights I Half 2004

▪	Net revenues up 22.8% to Ch$675,253 million (US$1,061.2 million).
▪	1.9% SSS increase for the period.
▪	5.8% increase in same store transactions, 24.2% increase in total transactions.
▪	Gross income up 16.2%, gross margin down 160 bp (from 23.6% in 2003 to 22.3% in 2004).
▪	Operating income down 55.5% to Ch$13,248 million (US$20.8 million).
▪	24.7% decrease in EBITDA, EBITDA margin down 340 bp to 5.2%.
▪	12.0% improvement in non-operating income.
▪	Net income down 84.1% to Ch$2,681 million (US$4.2 million) equivalent to a 0.4% of revenues.
▪	33.9% increase in the number of Presto cards
▪	76.0% increase in revenues from credit card operations.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at June 30, 2004 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$636.30).

Distribución y Servicio D&S S.A II Quarter 2004 Results

Capital Increase

On Friday August 6th, the Company sold at the Santiago Stock Exchange a total of 166,637,636 common shares of Distribución y Servicio D&S S.A. at the price of Ch$620 per share. The pro-rata corresponding to the orders placed was 13.54%.

The referred securities correspond to the waived preemptive rights of the four major company shareholders. At the same time the preemptive rights period began on this date, which will extend to September 4 of 2004. Preemptive rights are equivalent to 0.18115942028 new shares for each share subscribed and registered in the Company shareholders registry as of July 31 of 2004.

Results Period April-June 2004

The following table sets forth the main items of the income statement for the periods indicated, and their respective percentages of net revenues:

Second Quarter Consolidated Results

	2004			2003			Change
	Ch$	US$	% of	Ch$	US$	% of	% YoY
	millions	millions(1)	Rev.	millions	millions(1)	Rev.
Sales	298,085	468.5	87.2%	247,025	388.2	88.1%	20.7%
Other Income	43,899	69.0	12.8%	33,398	52.5	11.9%	31.4%
Net revenues	341,984	537.5	100.0%	280,422	440.7	100.0%	22.0%

Cost of sales	265,608	417.4	77.7%	213,425	335.4	76.1%	24.5%
Gross Income / Margin	76,376	120.0	22.3%	66,998	105.3	23.9%	14.0%
Recurring Operating Expenses	58,493	91.9	17.1%	42,692	67.1	15.2%	37.0%
Start-up Expenses	141	0.2	0.0%	232	0.4	0.1%	-39.2%
Total Operating Expenses (SG&A)	58,634	92.1	17.1%	42,924	67.5	15.3%	36.6%

EBITDA(2)	17,742	27.9	5.2%	24,074	37.8	8.6%	-26.3%
Depreciation	11,675	18.3	3.4%	9,408	14.8	3.4%	24.1%
Total Operating Expenses	70,309	110.5	20.6%	52,332	82.2	18.7%	34.4%
Operating Income	6,067	9.5	1.8%	14,666	23.0	5.2%	-58.6%
Financial Expenses	(4,599)	(7.2)	-1.3%	(3,747)	(5.9)	-1.3%	22.7%
Other Non-operating Income (Expenses)	(231)	(0.4)	-0.1%	(32)	(0.1)	0.0%	622.7%
Monetary Correction	1,065	1.7	0.3%	(2,208)	(3.5)	-0.8%	-148.2%
Non-Operating Income	(3,765)	(5.9)	-1.1%	(5,987)	(9.4)	-2.1%	-37.1%
Income before Tax	2,302	3.6	0.7%	8,679	13.6	3.1%	-73.5%
Income Tax	81	0.1	0.0%	(1,479)	(2.3)	-0.5%	-105.5%
Minority Interest	22	0.0	0.0%	(20)	(0.0)	0.0%	-206.6%
Income	2,404	3.8	0.7%	7,180	11.3	2.6%	-66.5%
Amortization of Goodwill	87	0.1	0.0%	89	0.1	0.0%	-1.8%

Net Income	2,491	3.9	0.7%	7,269	11.4	2.6%	-65.7%

(1)	Currency of June 2004, exchange rate US$=Ch$636.30 of June 30, 2004
(2)
EBITDA is a non-GAAP financial measure that does not have a standardized meaning, and may not be comparable to similarly-titled measures provided by other companies. EBITDA represents net earnings before interest, income tax and depreciation and amortization. EBITDA is not a measure of performance under accounting principles generally accepted in Chile, which we refer to as Chilean GAAP and has been presented because we use it as an indicator of our operating performance and because we believe that investors use EBITDA to analyze our operating performance and our ability to incur and service indebtedness. EBITDA should not be considered in isolation or as a substitute for net revenues, net cash from operating activities or cash flow statement data prepared in accordance with Chilean GAAP.

Distribución y Servicio D&S S.A II Quarter 2004 Results

For the second quarter 2004, net revenues increased 22.0% compared to the same period in 2003 to Ch$341,984 million (US$537.5 million). This improvement resulted primarily from the opening and incorporation of new stores, the improved performance of the Chilean economy and the implementation of our EDLP strategy (PBS). Gross income increased 14.0% to Ch$76,376 million (US$120.0 million) while gross income margin decreased by 160 bp to 22.3% from 23.9% in 2003. This reduction in gross margin is due to the low price strategy PBS. Selling and administrative expenses for this period increased 34.4% totaling Ch$70,309 million (US$110.5 million) representing a 20.6% of net revenues, compared to Ch$52,332 million (US$82.2 million) in the second quarter 2003. This is attributable to the new stores opened in 2003 which have not reached maturity in terms of sales and to the acquisition of Carrefour stores, which are less efficient in terms of sales and expenses per square meter than LIDER stores. Operating income decreased by 58.6% amounting to Ch$6,067 million (US$9.5 million) compared to Ch$14,666 million (US$23.0 million) for the second quarter 2003. EBITDA for this quarter decreased by 26.3% to Ch$17,742 million (US$27.9 million). Net income for the second quarter 2004 decreased by 65.7% totaling Ch$2,491 million (US$3.9 million) as compared to the same period 2003. This decline in net income resulted primarily from the gross margin reduction and the increase in operating expenses originating in new stores, which are not yet offset by the increase in revenues as explained above, in addition to increased financial expenses by 22.7% explained by the Company´s higher indebtedness.

2004 Compared to 2003

Net revenues for the second quarter 2004 were Ch$341,984 million (US$537.5 million), which represented an increase of 22.0% compared to Ch$280,422 million for the same period in 2003. The following table sets forth the composition of net revenues for the periods indicated and the percentage change between periods.

Net Revenues

	Second Quarter
	2004	2003	% change
Total sales LIDER, Vecino, Express & Farmalider	298,085	247,025	20.7
Other income	25,261	19,275	31.1

Revenues LIDER, Vecino, Express & Farmalider	323,346	266,300	21.4

Retail Formats Revenues	323,346	266,300	21.4
Credit cards	7,627	4,487	70.0
Other (real estate and logistics)	11,011	9,635	14.3

Total	341,984	280,422	22.0

The 22.0% increase in net revenues for 2004 resulted primarily from:

▪
Hypermarkets and Supermarkets. A 21.4% increase in net revenues derived from our retail business (hypermarkets, supermarkets and pharmacies), totaling Ch$323,346 million (US$508.2 million) for the second quarter 2004 compared to Ch$266,300 million for the same period in 2003. This increase resulted from an addition of 80,004 square meters of sales area, from 266,591 at June 30, 2003 to 346,595 at the same date in 2004 (transformation of La Dehesa, Estoril and Arica into Lider Vecino, one new Lider hypermarket, three new Lider Vecino compact hypermarkets and two new Lider Express supermarkets in addition to seven stores acquired from Carrefour), equivalent to an

Distribución y Servicio D&S S.A II Quarter 2004 Results

increase of 30% over the total sales area at June 30, 2003. These new stores accounted for 17.4% of the total hypermarket and supermarket sales for 2003. Another factor which contributed to the increase in revenues from retail formats was a 2.0% increase in same-store sales compared to the second quarter 2003, resulting from the implementation of our EDLP strategy, which helped to increase customer traffic levels (total transactions increased 26.2% and same store transactions increased 4.8%) and, consequently, our net revenues.

▪
Credit Card. A 70.0% increase in net revenues derived from our credit card operations for this period compared to the second quarter 2003 reflecting an increase in net financial revenues, including primarily interest and commissions, amounting to Ch$7,627 million (US$12.9 million) for the second quarter 2004 compared to Ch$4,487 million for the same period in 2003. This increase was attributable to a 33.9% increase in the number of active accounts at period end, an increase in average monthly account balances per individual account to Ch$128 thousand at June 30, 2004 compared to Ch$115 thousand by the same date in 2003, and our promotion of sales of non-food products through our Presto card, leading to increased use of our Presto credit card to purchase higher priced non-food products.

▪
Other Revenues. A 14.3% increase in other revenues derived from real estate operations and logistic services to Ch$11,011 million (US$17.3 million) for the second quarter 2004 from Ch$9,635 million for the same period 2003. This increase resulted primarily from increased lease payments recorded at the real estate division from leasing space in our stores and in our shopping centers, and from higher logistic revenues due to increased sales and higher centralization at the distribution center.

Cost of Sales and
Gross Profit

Gross profit for the second quarter 2004 was Ch$76,376 million (US$120.6 million), representing an increase of 14.0%, compared to Ch$66,998 million for the same period 2003.

As a percentage of net revenues, the cost of sales for the second quarter 2004 was 77.7% compared to 76.1% for the second quarter 2003. The increase in cost of sales as a percentage of net revenues was principally attributable to the implementation of our EDLP strategy (PBS) in the second half of 2003 by which we reduced prices by a greater amount than the cost of sales reduction.

As a result of the increase in cost of sales as percentage of net revenues, gross margin in the second quarter 2004 declined to 22.3% from 23.9% for the same period the former year.

Costs related to our credit card operations are accounted for in our selling and administrative expenses.

Selling and
Administrative Expenses

Selling and administrative expenses (including depreciation) for the second quarter 2004 were Ch$70,309 million (US$110.5 million), representing a 34.4% increase as compared to Ch$52,332 million for the same period in 2003. As a percentage of net revenues, selling and administrative expenses rose to 20.6% for this period 2004 from 18.7% in the same period 2003 principally due to increased operating costs from new stores (openings during the second half 2003 and Carrefour stores acquired in January 2004), which are not yet offset by their revenues, and to increased provisions and operating expenses from the Presto financial services division, in line with the increase in outstanding credit and organizational growth of this division.

Distribución y Servicio D&S S.A II Quarter 2004 Results

Selling and administrative expenses related to our credit card operations increased 107.9% totaling Ch$6,731 million (US$10.6 million) for the second quarter 2004 compared to Ch$3,238 million (US$5.1 million) for the same period in 2003. This increase was principally attributable to the allowance for doubtful accounts which increased 107.4% for the second quarter 2004 compared this quarter in 2003, and other expenses which increased 108.5% during this period compared to the same period the previous year.

Operating income for the second quarter 2004 was Ch$6,067 million (US$9.5 million), representing a decrease of 58.6% as compared to Ch$14,666 million for the second quarter 2003 reflecting the gross margin reduction and operating costs increase described above. As a percentage of net revenues, operating income for the second quarter 2004 was 1.8%, representing a decrease of 340 bp as compared to operating margin of 5.2% for the same period in 2003.

Operating Income

The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

Non operating Income

	Second Quarter
(in millions of constant Ch$)	2004	2003
Interest income	108	113
Other non-operating income(1)	250	130
Amortization of negative goodwill	87	89

Total non-operating income	445	332

(1)	“Other” includes principally equity in earnings of related companies.

The following table sets forth, for the periods indicated, the components of non-operating expenses on a consolidated basis:

Non operating Expense

	Second Quarter
(in millions of constant Ch$)	2004	2003
Financial expense	4,599	3,747
Minority interest	(22)	20
Other non-operating expense(1)	208	87
Amortization of goodwill	382	187

Total non-operating expense	5,167	4,041

(1)	“Other” includes equity in losses of related companies and charitable contributions.

Distribución y Servicio D&S S.A II Quarter 2004 Results

Non-operating expense for the second quarter 2004 was Ch$5,167 million (US$8.1 million), representing an increase of 27.9% compared to non-operating expense of Ch$4,041 million for the same period 2003. This increase resulted primarily from higher financial expenses explained by the greater indebtedness of the company and higher charges for amortization of goodwill - $382 million in the second quarter 2004 versus $187 million in the same period 2003 - originated in the goodwill from Carrefour.

Price-level Restatement
and Foreign Exchange
Gain (Loss)

Net price-level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$1,065 million (US$1.7 million) for the second quarter 2004, as compared to a net loss of Ch$2,208 million for the same period in 2003. The net gain for the second quarter 2004 is primarily attributable to foreign exchange insurance contracts taken by the Company to hedge these exchange variations and to a net gain originated in price-level restatement of our non-monetary assets during the same period 2004.

Income Taxes

Income taxes for the second quarter 2004, including current and deferred taxes, amounted to a credit of Ch$81 million (US$0.1 million), representing a decrease of 105.5% as compared to a charge of Ch$1,479 million (US$2.3 million) during the same period in 2003. This improvement is due to the accounting of deferred taxes in the Magallanes subsidiary (former Carrefour).

Net Income

Net income for the second quarter 2004 was Ch$2,491 million (US$3.9 million), representing a decrease of 65.7% as compared to net income of Ch$7,269 million in the second quarter the previous year. As a percentage of net revenues, net income was 0.7% in the second quarter 2004, as compared to 2.6% in the same period in 2003.

Financial Services Division Presto

The following tables set forth, for the periods indicated, information concerning PRESTO credit card operations:

	Second Quarter
(in millions of constant Ch$)	2004	2003

Net revenues	7,736	4,936
Provisions for doubtful accounts	4,047	1,951
Financial expenses	610	523
Other expenses	2,684	1,287
Selling and administrative expenses	7,341	3,761
Operating income	395	1,175

Distribución y Servicio D&S S.A II Quarter 2004 Results

Results Period January-June 2004

The following table sets forth, for the periods indicated, the main items in the income statement and their respective percentages of net revenues:

First Half Consolidated Results

	2004			2003			Change
	Ch$ mill.	US$ mill.(1)%		Ch$ mill.	US$ mill.(1)%		% YoY
Sales	586,818	922.2	86.9%	485,688	763.3	88.3%	20.8%
Other Income	88,435	139.0	13.1%	64,160	100.8	11.7%	37.8%
Net revenues	675,253	1061.2	100.0%	549,848	864.1	100.0%	22.8%

Cost of sales	524,645	824.5	77.7%	420,264	660.5	76.4%	24.8%
Gross Income / Margin	150,609	236.7	22.3%	129,584	203.7	23.6%	16.2%
Recurring Operating Expenses	113,385	178.2	16.8%	80,980	127.3	14.7%	40.0%
Start-up Expenses	784	1.2	0.1%	236	0.4	0.0%	231.8%
Total Operating Expenses (SG&A)	114,170	179.4	16.9%	81,216	127.6	14.8%	40.6%
EBITDA(2)	36,439	57.3	5.4%	48,368	76.0	8.8%	-24.7%

Depreciation	23,191	36.4	3.4%	18,613	29.3	3.4%	24.6%
Total Operating Expenses	137,361	215.9	20.3%	99,829	156.9	18.2%	37.6%
Operating Income	13,248	20.8	2.0%	29,755	46.8	5.4%	-55.5%
Financial Expenses	(9,446)	(14.8)	-1.4%	(7,929)	(12.5)	-1.4%	19.1%
Other Non-operating Income (Expenses)	(621)	(1.0)	-0.1%	(160)	(0.3)	0.0%	289.3%
Monetary Correction	(170)	(0.3)	0.0%	(1,055)	(1.7)	-0.2%	-83.9%
Non-Operating Income	(10,237)	(16.1)	-1.5%	(9,143)	(14.4)	-1.7%	12.0%
Income before Tax	3,011	4.7	0.4%	20,611	32.4	3.7%	-85.4%
Income Tax	(537)	(0.8)	-0.1%	(3,918)	(6.2)	-0.7%	-86.3%
Minority Interest	33	0.1	0.0%	(45)	(0.1)	0.0%	-173.4%
Income	2,507	3.9	0.4%	16,648	26.2	3.0%	-84.9%
Amortization of Goodwill	174	0.3	0.0%	178	0.3	0.0%	-1.9%

Net Income	2,681	4.2	0.4%	16,826	26.4	3.1%	-84.1%

(1)	Currency of June 2004, exchange rate US$=Ch$636.30 of June 30, 2004
(2)
EBITDA is a non-GAAP financial measure that does not have a standardized meaning, and may not be comparable to similarly-titled measures provided by other companies. EBITDA represents net earnings before interest, income tax and depreciation and amortization. EBITDA is not a measure of performance under accounting principles generally accepted in Chile, which we refer to as Chilean GAAP and has been presented because we use it as an indicator of our operating performance and because we believe that investors use EBITDA to analyze our operating performance and our ability to incur and service indebtedness. EBITDA should not be considered in isolation or as a substitute for net revenues, net cash from operating activities or cash flow statement data prepared in accordance with Chilean GAAP.

For the first half 2004, net revenues increased 22.8% to Ch$675,253 million (US$1,061.2 million) compared to revenues for the same period 2003. This increase resulted primarily from the opening of new stores in 2003 and the addition of stores acquired from Carrefour, from the improved performance of the Chilean economy and the implementation of our low prices strategy PBS. Gross income increased 16.2% to Ch$150,609 million (US$236.7 million) while gross income margin decreased by 130 bp to 22.3% of revenues from 23.6% in the first half 2003. This gross margin reduction is explained by the implementation of our EDLP strategy. Total operating expenses for the period January-June 2004 increased by 37.6% totaling Ch$137,361 million (US$215.9 million) compared to Ch$99,829 million in the same period 2003 due to the addition of new stores, increased provisions and higher expenses from the financial division. Operating expenses represented 20.3% of revenues in this period 2004 compared to 18.2% in the same period 2003 since revenues contributed by the new stores are not yet sufficient to offset the increase in expenses originated in these stores. Operating income fell by 55.5% totaling Ch$13,248 million (US$20.9 million) in the first half 2004 compared to Ch$29,755 (US$46.8 million)

Period January-June - 2004 Compared to 2003

Distribución y Servicio D&S S.A II Quarter 2004 Results

for the same period in 2003. EBITDA for this period 2004 decreased by 24.7% to Ch$36,439 million (US$57.3 million) equivalent to a 5.4% of revenues compared to an 8.8% of revenues in the same period 2003. Net income for the first half 2004 decreased by 84.1% to Ch$2,681 million (US$4.2 million) as compared to $16,826 million (US$26.4 million) obtained in the same period in 2003. This decline resulted primarily from the gross margin reduction due to the EDLP strategy, the increase in operating expenses originating in new stores, which are not yet offset by the increase in revenues, and from the increase in financial expenses explained by the Company’s greater indebtedness.

Net Revenues

Net revenues for the first half 2004 were Ch$675,253 million (US$1,061.2 million), which represented an increase of 22.8% compared to Ch$549,848 million (US$864.1 million) for the same period 2003. The following table sets forth the composition of net revenues for the periods indicated and the percentage change between periods.

	As of June 30

(in millions of constant Ch$)	2004	2003	% change

Total sales Retail formats (LIDER & Farmalider)	586,818	485,688	20.8
Other commercial income	51,976	37,811	37.5

Revenues Retail formats (LIDER & Farmalider)	638,794	523,499	22.0

Revenues Retail formats (LIDER & Farmalider)	638,794	523,499	22.0
Credit cards	14,055	7,986	76.0
Other revenues (real estate and logistics)	22,404	18,363	21.8

Total revenues	675,253	549,848	22.8

The 22.8% increase in net revenues for the period January-June 2004 resulted primarily from:

▪
Hypermarkets and Supermarkets. A 22.0% increase in net revenues derived from our hypermarkets, supermarkets and pharmacies, totaling Ch$638,794 million (US$1,004.2 million) for the first half 2004 compared to Ch$524,499 million for the same period 2003. This increase resulted from an addition of 80,004 square meters of sales area, from 266,591 at June 30 2003 to 346,595 at the same date in 2004 (three transformations into Lider Vecino -La Dehesa, Estoril and Arica-, one new Lider hypermarket, three new Lider Vecino compact hypermarkets and two new Lider Express supermarkets in addition to stores acquired from Carrefour), representing an increase of 30% over the total sales area at June 30, 2003. These new stores accounted for 17.6% of our hypermarket and supermarket sales for the first half 2004. Another factor which contributed to the increase in revenues from retail formats was a 1.9% increase in same store sales relative to the same period in 2003, resulting from the implementation of our EDLP strategy, which helped to increase customer traffic levels (24.2% increase in total transactions and 5.7% increase in same store transactions) and, consequently, revenues, as well as the improved performance of the Chilean economy.

Distribucion y Servicio D&S S.A II Quarter 2004 Results

▪
Credit Card. A 76.0% increase in net revenues derived from Presto credit card operations compared to the period January-June 2003, reflecting an increase in our net financial revenues, which include primarily interest and commissions, for a total Ch$14,055 million (US$22.1 million) for the first half 2004 compared to Ch$7,986 million for the same period the previous year. This increase was attributable to a 33.9% increase in the number of accounts in good standing by June 30 2004, compared to June 30 the previous year, to an increase in average monthly account balances per individual account to Ch$128 thousand at June 30, 2004 compared Ch$115 thousand at the same date in 2003, and our promotion of sales of non-food products through our Presto card, leading to increased use of our Presto credit card to purchase higher priced non-food products.

▪
Other Revenues. A 21.8% increase in other revenues derived from real estate and logistic operations to Ch$22,404 million (US$35.2 million) for the period January-June 2004 compared to Ch$18,363 for the same period in 2003. This increase resulted primarily from increased lease payments accounted for in the real estate division and higher logistic revenues due to higher sales and increased centralization in our distribution center.

Gross profit for the first half 2004 was Ch$150,609 million (US$236.7 million), representing an increase of 16.2%, compared to Ch$129,584 million for the same period 2003.

As a percentage of net revenues, cost of sales for the first half 2004 was 77.7% compared to 76.4% for the same period in 2003. The increase in cost of sales as a percentage of net revenues was principally attributable to the implementation of our EDLP strategy in the second half of 2003 by which we reduced prices by a greater amount than we managed to reduce costs of sales.

As a result of the increase in cost of sales as a percentage of net revenues, gross margin in January-June 2004 declined to 22.3% from 23.6% in the same period 2003.

Costs related to the credit card operations are accounted for in selling and administrative expenses.

Cost of Sales and Gross
Profit

Selling and administrative expenses for the first half 2004 were Ch$137,361 million (US$215.9 million), representing a 37.6% increase as compared to Ch$99,829 million for the same period in 2003. As a percentage of net revenues, selling and administrative expenses rose to a 20.3% for the period January-June 2004 from 18.2% for the equivalent period in 2003, principally due to increased operating costs from new stores (openings in 2003 and Carrefour stores acquired in January 2004), which are not yet offset by their revenues contribution since they have not reached maturity in terms of sales, and increased provisions and operating expenses from the Presto financial services division, in line with the increase in outstanding credit and organizational growth of this division.

Selling and administrative expenses related to our credit card operations increased 136.9% to Ch$13,468 million (US$21.2 million) for the first half 2004 compared to Ch$5,686 million (US$8.9 million) for the same period in 2003. This increase was principally attributable to the allowance for doubtful accounts which increased 134.3% for the period January-June 2004 compared to the same period the previous year, and other expenses which increased 140.2% for the first half 2004 compared to the equivalent period in 2003.

Selling and Administrative Expenses

Distribucion y Servicio D&S S.A II Quarter 2004 Results

Operating Income

Operating income for the period January-June 2004 was Ch$13,248 million (US$20.8 million), representing a decrease of 55.5% as compared to Ch$29,755 million for the same period in 2003, reflecting the lower gross margin and higher operating costs trends described above. As a percentage of net revenues, operating income for the first half 2004 was 2.0%, representing a decrease of 340 bp as compared to operating income equivalent to 5.4% of net revenues for the same period 2003.

Non operating Income

The following table sets forth, for the periods indicated, information concerning non-operating income on a consolidated basis:

	As of June 30
(in millions of constant Ch$)	2004	2003
Interest income	244	210
Other non-operating income(1)	443	139
Amortization of negative goodwill	174	178

Total non-operating income	861	527

(1) “Other” includes principally equity in earnings of related companies.

Non operating Expense

The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	As of June 30
(in millions of constant Ch$)	2004	2003
Financial expense	9,446	7,929
Minority interest	(33)	45
Other non-operating expense(1)	419	134
Amortization of goodwill	889	375

Total non-operating expense	10,721	8,483

(1) “Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the period January-June 2004 was Ch$10,721 million (US$16.8 million), representing an increase of 26.4% compared to non-operating expense of Ch$8,483 million for the same period in 2003. This increase resulted primarily from 19.1% higher financial expenses in connection with higher indebtedness during the first half of 2004 totaling Ch$9,446 million (US$14.8 million) compared to Ch$7,929 million during the same period in 2003; and higher charges of amortization of goodwill - Ch$889 million in 2004 versus Ch$375 million in 2003 - originated in goodwill from Carrefour.

Price-level Restatement
and Foreign Exchange
Gain (Loss)

Net price - level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$170 million (US$0.3 million) for the first half 2004, as compared to a net loss of Ch$1,055 million for the same period in 2003. The net loss reduction in January-June 2004 compared to the equivalent period in 2003 is primarily attributable to foreign exchange insurance

Distribución y Servicio D&S S.A II Quarter 2004 Results

contracts taken by the Company to hedge these exchange variations and to a net gain originated in price-level restatement of our non-monetary assets during the period.

Income taxes for the first half 2004, including current and deferred taxes, amounted to Ch$537 million (US$0.8 million), representing an 86.3% reduction as compared to Ch$3,918 million (US$6.2 million) for the same period 2003, consistent with the decrease in income before income taxes recorded during January-June 2004 compared to January-June 2003.

The income taxes reduction is explained by the accounting of deferred taxes at the Magallanes subsidiary (formerly Carrefour).

Income Taxes

Net income in the first half 2004 was Ch$2,681 million (US$4.2 million), representing a decrease of 84.1% as compared to net income of Ch$16,826 million in the same period 2003. As a percentage of net revenues, net income was 0.4% in the first half 2004, as compared to 3.1% in the same period 2003. This result reflects the decrease in gross income and the increase in operating expenses as reported above, in addition to the 19.1% increase in financial expenses recorded in the first half 2004 compared to the same period in 2003.

Net Income

Financial Services Division Presto

The following tables set forth, for the periods indicated, information concerning Presto credit card operations:

	As of June 30
(in millions of constant Ch$)	2004	2003

Net revenues	15,170	8,830
Provisions for doubtful accounts	7,587	3,238
Financial expenses	1,085	922
Other expenses	5,881	2,448
Selling and administrative expenses	14,553	6,608
Operating income	617	2,222
Total accounts receivable, end of period	101,166	68,387
Allowance for doubtful accounts	8,118	4,145
Total accounts receivable net of provisions, end of period	93,048	64,242

Other relevant information
Number of accounts in good standing (1)	791,472	590,925
Average balance per account (in thousands of constant Ch$)	128	115
Allowance for doubtful accounts/Total net receivables	8.0%	6.1%

Distribución y Servicio D&S S.A II Quarter 2004 Results

Sales

D&S Total Retail Sales (In Ch$ millions, currency of June 2004)

	Total Sales							Same Store Sales
	Q1	Q2	Q3	Q4	H1	9M	TOTAL	Q1	Q2	Q3	Q4	H1	9M	TOTAL

TOTAL D&S (Stores + Pharmacy + Restaurants)
2004	288,562	297,905			586,467	586,467	586,467	240,065	246,204			483,189	483,189	483,189
2003	238,468	246,841			485,309	485,309	485,309	235,889	241,476			474,337	474,337	474,337
%Change YoY	21.0%	20.7%			20.8%	20.8%	20.8%	1.8%	2.0%			1.9%	1.9%	1.9%

LIDER Express
2004	33,577	36,285			69,862	69,862	69,862	30,733	33,284			64,017	64,017	64,017
2003	27,415	29,611			57,026	57,026	57,026	27,415	29.611			57,026	57,026	57,026
%Change YoY	22.5%	22.5%			22.5%	22.5%	22.5%	12.1%	12.4%			12.3%	12.3%	12.3%
%D&S 2004	11.6%	12.2%			11.9%	11.9%	11.9%	13.0%	13.5%			13.2%	13.2%	13.2%
%D&S 2004	11.5%	12.0%			11.8%	11.8%	11.8%	11.8%	12.3%			12.0%	12.0%	12.0%

LIDER Vecino
2004	64,256	69,062			133,318	133,318	133,318	53,004	53,291			106,295	106,295	106,295
2003	54,569	56,135			110,703	110,703	110,703	52,153	50,909			103,061	103,061	103,061
%Change YoY	17.8%	23.0%			20.4%	20.4%	20.4%	1.6%	4.7%			3.1%	3.1%	3.1%
%D&S 2004	22.3%	23.2%			22.7%	22.7%	22.7%	22.4%	21.6%			22.0%	22.0%	22.0%
%D&S 2003	22.9%	22.7%			22.8%	22.8%	22.8%	22.4%	21.1%			21.7%	21.7%	21.7%

LIDER
2004	159,982	161,619			321,601	321,601	321,601	154,551	155,645			310,196	310,196	310,196
2003	155,173	157,972			313,144	313,144	313,144	155,173	157,972			313,144	313,144	313,144
%Change YoY	3.1%	2.3%			2.7%	2.7%	2.7%	-0.0%	-1.5%			-0.9%	-0.9%	-0.9%
%D&S 2004	55.4%	54.3%			54.8%	54.8%	54.8%	65.2%	63.2%			64.2%	64.2%	64.2%
%D&S 2003	65.1%	64.0%			64.5%	64.5%	64.5%	66.6%	65.4%			66.0%	66.0%	66.0%

GROCERIES (including Beauty Care)
2004	133,933	140,872			274,805	274,805	274,805	112,778	117,786			230,564	230,564	230,564
2003	112,062	118,128			230,189	230,189	230,189	110,974	115,721			226,695	226,695	226,695
%Change YoY	19.5%	19.3%			19.4%	19.4%	19.4%	1.6%	1.8%			1.7%	1.7%	1.7%
%D&S 2004	46.4%	47.3%			46.9%	46.9%	46.9%	47.6%	47.8%			47.7%	47.7%	47.7%
%D&S 2003	47.0%	47.9%			47.4%	47.4%	47.4%	47.7%	47.9%			47.8%	47.8%	47.8%

PERISHABLES (including Restaurant)
2004	83,537	85,429			168,965	168,965	168,965	70,724	71,989			142,713	142,713	142,713
2003	70,687	72,716			143,403	143,403	143,403	69,717	71,038			140,755	140,755	140,755
%Change YoY	18.2%	17.5%			17.8%	17.8%	17.8%	1.4%	1.3%			1.4%	1.4%	1.4%
%D&S 2004	28.9%	28.7%			28.8%	28.8%	28.8%	29.8%	29.2%			29.5%	29.5%	29.5%
%D&S 2003	29.6%	29.5%			29.5%	29.5%	29.5%	29.9%	29.4%			29.7%	29.7%	29.7%

NON-FOOD (excluding Farmalider)
2004	53,229	50,751			103,981	103,981	103,981	45,304	42,288			87,592	87,592	87,592
2003	44,447	41,971			86,418	86.418	86,418	44,107	41,366			85,473	85,473	85,473
% Change YoY	19.8%	20.9%			20.3%	20.3%	20.3%	2.7%	2.2%			2.5%	2.5%	2.5%
%D&S 2004	18.4%	17.0%			17.7%	17.7%	17.7%	19.1%	17.2%			18.1%	18.1%	18.1%
%D&S 2003	18.6%	17.0%			17.8%	17.8%	17.8%	18.9%	17.1%			18.0%	18.0%	18.0%

SAME STORE SALES v/s TOTAL SALES
Total Sales	288,562	297,905			586,467	586,467	586,467
SSS	236,985	246,204			483,189	483,189	483,189
Non SSS	51,577	51,701			103,278	103,278	103,278
%Sales SSS	82.1%	82.6%			82.4%	82.4%	82.4%
%Sales Non SSS	17.9%	17.4%			17.6%	17.6%	17.6%
Total Sales	288,562	297,905			586,467	586,467	586,467

Distribución y Servicio D&S S.A II Quarter 2004 Results

Sales Area

	2003 IVQ	2004 IQ	2004 IIQ

Supermarkets

Lider Express (Ekono + Almac)
m2 sales area	39,822	36,247	36,247
Number of stores	26	25	25
New stores in quarter	0	-1	0
Additional square meters	-263	-3,575	0
Average m2 sales area/store	1,532	1,450	1,450

Hypermarkets

Lider Vecino
m2 sales area	72,660	78,520	78,520
Number of stores	19	20	20
New stores in quarter	3	1	0
Additional square meters	9,891	5,860	0
Average m2 sales area/store	3,821	3,926	3,926

Lider
m2 sales area	220,862	279,500	268,075
Number of stores	23	30	29
New stores in quarter	1	7	-1
Additional square meters	9,715	58,638	-11,425
Average m2 sales area/store	9,603	9,317	9,244

Hypermarkets: Lider+Lider Vecino
m2 sales area	293,522	358,020	346,595
Number of stores	42	50	49
New stores in quarter	4	8	-1
Additional square meters	19,606	64,498	-11,425
Average m2 sales area/store	6,989	7,160	7,073

Company Total

Supermarkets + Hypermarkets
Total m2 sales area	333,344	394,267	382,842
Total stores	68	75	74
Average m2 sales area/store	4,902	5,257	5,174

Changes in Sales Area

Store - Location (City-Region)	Concept -Project type	Sales Area	Opening Date/	Owned/Leased
		m2	Quarter

Kennedy (Metrop. Region)	LIDER (Ex Carrefour) -Acquisition	7,405	Jan 04-IQ	Leased
Quilín (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	9,790	Jan 04-IQ	Owned
Cordillera (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,867	Jan 04-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour) -Acquisition	11,425	Jan 04-IQ	Owned
Maipú (Metrop. Region)	LIDER (Ex Carrefour) -Acquisition	7,282	Jan 04-IQ	Owned
Pajaritos (Metrop. Region)	LIDER (Ex Carrefour) -Acquisition	7,351	Jan 04-IQ	Owned
Quilicura (Metrop. Region)	LIDER (Ex Carrefour) -Acquisition	7,518	Jan 04-IQ	Owned
Arica (I Region)	LIDER Vecino - Transformation	5,860	Jan 04-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour) - Closing	-11,425	Jun 01-IIQ	Owned

Distribución y Servicio D&S S.A II Quarter 2004 Results

Geographic Distribution Of D&S Stores

Region / Municipality	Lider	Lider	Total	Lider	Total	Total D&S
		Vecino	Hypermarkets	Express	Supermarkets

Arica	—	1	1	—	—	1
lquique	—	1	1	—	—	1
I Region	—	2	2	—	—	2

Antofagasta	1	—	1	—	—	1
Calama	1	—	1	2	2	3
II Region	2	—	2	2	2	4

La Serena	1	—	1	—	—	1
IV Region	1	—	1	—	—	1

Calera	—	—	—	1	1	1
Quilpue	1	—	1	1	1	2
Viña Del Mar	1	—	1	2	2	3
Valparaiso	—	1	1	—	—	1
V Region	2	1	3	4	4	7

Cerrillos	1	—	1	—	—	2
El Bosque	—	1	1	—	—	1
Est Central	1	—	1	—	—	1
Huechuraba	1	—	1	—	—	1
lndependencia	—	1	1	—	—	1
La Florida	2	1	3	—	—	3
La Reina	1	—	1	—	—	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	2	—	—	2
Macul	1	—	1	—	—	1
Maipu	3	—	3	2	2	5
Ñuñoa	—	1	1	3	3	4
Providencia	—	—	—	5	5	5
Peñalolen	1		1	—	—	1
Puente Alto	2	—	2	—	—	2
Quilicura	1	—	1	—	—	1
Quinta Normal	—	1	1	—	—	1
Recoleta	—	1	1	—	—	1
San Bernardo	—	1	1	—	—	1
San Miguel	1	—	1	1	1	2
San Ramon	—	1	1	—	—	1
Vitacura	1	—	1	1	1	2
Metropolitan Region Xlll	18	12	30	16	16	46

Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3

Talca	—	1	1	1	1	2
Curico		1	1	—	—	1
VII Region	—	2	2	1	1	3

Los Angeles	—	1	1	—	—	1
Concepcion	2	—	2	—	—	2
Vlll Region	2	1	3	—	—	3

Temuco	1	—	1	1	1	2
IX Region	1	—	1	1	1	2

Valdivia	1	—	1	—	—	1
Osorno	—	1	1	—	—	1
Puerto Montt	1	—	1	—	—	1
X Region	2	1	3	—	—	3

Company Total	29	20	49	25	25	74

Distribución y Servicio D&S S.A II Quarter 2004 Results

Financial Information (from the Explanatory Analysis FECU)

Main indicators

Currency of June 2004	January-June		January-June		Change 2004 / 2003
		% of		% of	%
	TH Ch$	revenues	TH Ch$	revenues

Net Revenues	675,253,447	100.00%	549,848.216	100.00%	22.81%
Gross Income	150,608,706	22.30%	129,584,303	23.57%	16.22%
Selling And Administrative Expenses	137,360,911	20.34%	99,829,444	18.16%	37.60%
Operating income	13,247,795	1.96%	29,754,859	5.41%	-55.48%
Financial Expenses	9,445,569	1.40%	7,928,765	1.44%	19.13%
Non Operating Income	(10,236,628)	-1.52%	(9,143,419)	-1.66%	11.96%
R.A.I.I.D.A.I.E.	36,292,900	5.37%	47,317,574	8.61%	-23.30%
Net Income	2,681,255	0.40%	16,825,933	3.06%	-84.06%
Initial Net Worth	312,375,572		306,170,367		2.03%
Net Income/ Initial Shareholders’ Equity	1.72%		10.99%

Condensed Balance Sheets

Currency of June 2004	06.30.2004	06.30.2004	% of Change
	TH Ch$	TH Ch$	2004 / 2003

Current Assets	258,903,761	241,606,056	7.16%
Fixed Assets	564,044,972	493,471,936	14.30%
Operating Assets	822,948,733	735,077,992	12.07%
Other Assets	51,553,941	21,250,944	142.60%
Total Assets	874,502,674	756,328,936	15.62%

Current Liabilities	408,381,887	316,899,638	28.87%
Long Term Liabilities	167,433,590	123,514,001	35.56%
Total Debt	575.815,477	440,413,639	30.74%
Minority Interest	95,674	130,633	-26.76%
Net Worth	298,591,523	315,784,664	-5.44%
Total Liabilities	874,502,674	756,328,936	15.62%

Financial Ratios

		06.30.2004	06.30.2004	% of Change
		TH Ch$	TH Ch$	2004 / 2003

Total Debt	Th Ch$	575.815,477	440,413,639	30.74%
Financial Debt	Th Ch$	342,497,023	271,769,640	26.02%
Liquidity Ratio	Times	0.64	0.76
Acid Ratio	Times	0.40	0.51
Total Debt/Total Assets	Times	0.66	0.58
Total Debt/Shareholder’s Equity	Times	1.93	1.39
Financial Debt/Shareholders’ Equity	Times	1.15	0.86
interest Expenses Coverage	Times	3.86	6.10
Short Term Liabilities	%	71%	72%
Long Term Liabilities	%	29%	28%

Distribución y Servicio D&S S.A II Quarter 2004 Results

Financial Information (from the Explanatory Analysis FECU)

Operational Indices

		06.30.2004	06.30.2004

Inventory Turnover	Times	11.1	10.2
Days of Inventory	Days	32.9	35.8

Profitability Ratios

		06.30.2004	06.30.2004

Return over Shareholders’ Equity	%	1.72%	10.99%
Return over Assets	%	0.61%	4.45%
Return over Operational Assets	%	0.65%	4.58%
Earnings per Share	$	1.94	12.19
Return of Dividends	%	1.68%	2.76%

Distribución y Servicio D&S S.A II Quarter 2004 Results

Historical Information – Margins

Gross Margin (% of Revenues)

TOTAL D&S	Q1	Q2	Q3	Q4

2004	22.3	22.3
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6
1998	22.1	22.6	23.2	17.6

Recurring Expenses (% of Revenues)

TOTAL D&S	Q1	Q2	Q3	Q4

2004	16.5	17.1
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1
1998	13.1	13.1	13.2	12.7

EBITDA (% lngresos) (1)

TOTAL D&S	Q1	Q2	Q3	Q4

2004	5.6	5.2
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5
1998	8.4	8.4	7.7	2.8

(1)	EBITDA is a non-GAAP financial measure that does not have a standardized meaning, and may not be comparable to similarly-titled measures provided by other companies. EBITDA represents net earnings before interest, income tax and depreciation and amortization. For a more detailed explanation of EBITDA, see footnote (2) on pages 2 and 7, respectively.

Operating Income (% Ingresos)

TOTAL D&S	Q1	Q2	Q3	Q4

2004	2.2	1.8
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9
1998	5.7	5.9	5.0	-0.1

Distribución y Servicio D&S S.A II Quarter 2004 Results

Quarterly Evolution 2003-2004

Consolidated Results

	I Quarter			II Quarter			III Quarter
In Ch$ Millions	2003	% of	% Change	2003	% of	% Change	2003	% of	% Change
Currency of June 2004	Ch$Millions	revenues	YoY	Ch$Millions	revenues	YoY	Ch$Millions	revenues	YoY

Sales	238,664	88.6%	8.0%	247,025	88.1%	8.6%	250,322	87.5%	10.7%
Other Income	30,762	11.4%	5.6%	33,398	11.9%	13.9%	35,845	12.5%	28.0%
Net revenues	269,426	100.0%	7.8%	280,422	100.0%	9.2%	286,167	100.0%	12.6%
Cost of sales	206,839	76.8%	6.9%	213,425	76.1%	8.4%	220,010	76.9%	13.7%
Gross Income / Margin	62.587	23.2%	10.6%	66,998	23.95	11.9%	66,156	23.1%	9.1%
Recurring Operating Expenses	38,288	14.2%	12.9%	42,692	15.2%	7.0%	44,169	15.4%	12.8%
Start-up Expenses	4	0.0%	-99.7%	232	0.1%	-90.7%	2,826	1.0%	390.9%
Total Operating Expenses (SG&A)	38,293	14.2%	8.5%	42,924	15.3%	1.2%	46,995	16.4%	18.2%
EBlTDA(1)	24,294	9.0%	14.0%	24,074	8.6%	37.8%	19,161	6.7%	-8.3%
Depreciation	9,205	3.4%	8.0%	9,408	3.4%	11.6%	9,511	3.3%	11.7%
Total Operating Expenses	47,498	17.6%	8.4%	52,332	18.7%	3.0%	56,506	19.7%	17.1%
Operating Income	15,089	5.6%	18.0%	14,666	5.2%	62.1%	9,650	3.4%	-22.1%
Financial Expenses	(4,182)	-1.6%	8.4%	(3,747)	-1.3%	29.9%	(4,550)	-1.6%	31.9%
Other Non-operating Income (Expenses)	(128)	0.0%	-56.4%	(32)	0.0%	-88.3%	(162)	-0.1%	19.7%
Monetary Correction	1,152	0.4%	548.3%	(2,208)	-0.8%	-197.9%	(1,396)	-0.5%	-141.4%
Non-Operating Income	(3,157)	-1.2%	-20.5%	(5,987)	-2.1%	563.5%	(6,108)	-2.1%	2795.4%
Income before Tax	11,932	4.4%	35.3%	8,679	3.1%	6.6%	3,542	1.2%	-70.9%
Income Tax	(2,439)	4.9%	79.9%	(1,479)	-0.5%	14.6%	(1,247)	-0.4%	-38.6%
Minority Interest	(25)	0.0%	-17.6%	(20)	0.0%	9.7%	(11)	0.0%	-57.5%
Income	9,468	3.5%	27.4%	7,180	2.6%	5.0%	2,285	0.8%	-77.4%
Amortization of Goodwill	89	0.0%	-0.4%	89	0.0%	0.8%	89	0.0%	0.5%
Net Income	9,557	3.5%	27.1%	7,269	2.6%	5.0%	2,374	0.8%	-76.7%

(1)	EBITDA is a non-GAAP financial measure that does not have a standardized meaning, and may not be comparable to similarly-titled measures provided by other companies. EBITDA represents net earnings before interest, income tax and depreciation and amortization. For a more detailed explanation of EBITDA, see footnote (2) on pages 2 and 7, respectively.

	IV Quarter			I Quarter			II Quarter
In Ch$ Millions	2003	% of	% Change	2004	% of	% Change	2004	% of	% Change
Currency of June 2004	Ch$Millions	revenues	YoY	Ch$Millions	revenues	YoY	Ch$Millions	revenues	YoY

Sales	295,833	88.0%	8.6%	288,733	86.6%	21.0%	298,085	87.2%	20.7%
Other Income	40,456	12.0%	19.1%	44,537	13.4%	44.8%	43,899	12.8%	31.4%
Net revenues	336,289	100.0%	9.8%	333,270	100.0%	23.7%	341,984	100.0%	22.0%
Cost of sales	268,050	79.7%	11.7%	259,037	77.7%	25.2%	265,608	77.7%	24.5%
Gross Income / Margin	68,239	20.3%	2.7%	74,233	22.3%	18.6%	76,376	22.3%	14.0%
Recurring Operating Expenses	50,125	14.9%	4.1%	54,892	16.5%	43.4%	58,493	17.1%	37.0%
Start-up Expenses	2,181	0.6%	285.1%	643	0.2%	14943.4%	141	0.0%	-39.2%
Total Operating Expenses (SG&A)	52,307	15.6%	7.4%	55,536	16.7%	45.0%	58,634	17.1%	36.6%
EBITDA(1)	15,932	4.7%	-10.3%	18,697	5.6%	-23.0%	17,742	5.2%	-26.3%
Depreciation	9,734	2.9%	8.6%	11,516	3.5%	25.1%	11,675	3.4%	24.1%
Total Operating Expenses	62,040	18.4%	7.6%	67,052	20.1%	41.2%	70,309	20.6%	34.4%
Operating Income	6,199	1.8%	-29.5%	7,181	2.2%	-52.4%	6,067	1.8%	-58.6%
Financial Expenses	(4,061)	-1.2%	18.0%	(4,847)	-1.5%	15.9%	(4,599)	-1.3%	22.7%
Other Non-operating Income (Expenses)	(637)	-0.2%	-88.5%	(390)	-0.1%	205.7%	(231)	-0.1%	622.7%
Monetary Correction	1,572	0.5%	-665.9%	(1,235)	-0.4%	-207.2%	1,065	0.3%	-148.2%
Non-Operating Income	(3,125)	-0.9%	-66.3%	(6,472)	-1.9%	105.0%	(3,765)	-1.1%	-37.1%
Income before Tax	3,074	0.9%	-742.8%	709	0.2%	-94.1%	2,302	0.7%	-73.5%
Income Tax	(1,390)	-0.4%	2086.7%	(618)	-0.2%	-74.7%	81	0.0%	-105.5%
Minority Interest	13	0.0%	21.7%	12	0.0%	-146.4%	22	0.0%	-206.6%
Income	1,697	0.5%	-419.3%	103	0.0%	-98.9%	2,404	0.7%	-66.5%
Amortization of Goodwill	89	0.0%	-0.9%	87	0.0%	-2.0%	87	0.0%	-1.8%
Net Income	1,786	0.5%	-504.6%	190	0.1%	-98.0%	2,491	0.7%	-65.7%

(1)	EBITDA is a non-GAAP financial measure that does not have a standardized meaning, and may not be comparable to similarly-titled measures provided by other companies. EBITDA represents net earnings before interest, income tax and depreciation and amortization. For a more detailed explanation of EBITDA, see footnote (2) on pages 2 and 7, respectively.

Distribución y Servicio D&S S.A II Quarter 2004 Results

Income Statement — Annual Series

Consolidated Annual Results

	1998			1999			2000
In Ch$ Millions	Ch$	% of	% Change	Ch$	% of	% Change	Ch$	% of	% Change
Currency of June 2004	Millions	revenues	YoY	Millions	revenues	YoY	Millions	revenues	YoY

Sales	669,688	91.1%	23.4%	840,185	91.4%	25.5%	785,955	90.6%	-6.5%
Other Income	65,190	8.9%	37.6%	79,299	8.6%	21.6%	81,635	9.4%	2.9%
Net revenues	734,878	100.0%	24.6%	919,485	100.0%	25.1%	867,590	100.0%	-5.6%
Cost of sales	579,890	78.9%	25.7%	727,004	79.1%	25.4%	678,797	78.2%	-6.6%
Gross Income/Margin	154,988	21.1%	20.5%	192,480	20.9%	24.2%	188,793	21.8%	-1.9%
Recurring Operating Expenses	95,699	13.0%	25.4%	126,542	13.8%	32.2%	108,233	12.5%	-14.5%
Startup Expenses	11,819	1.6%	0.0%	190	0.0%	-98.4%	1,450	0.2%	664.1%
Total Operating Expenses (SG&A)	107,518	14.6%	40.9%	126,731	13.8%	17.9%	109,683	12.6%	-13.5%
EBITDA(1)	47,471	6.5%	-9.3%	65,749	7.2%	38.5%	79,110	9.1%	20.3%
Depreciation	20,126	2.7%	27.2%	35,266	3.8%	75.2%	29,919	3.4%	-15.2%
Total Operating Expenses	127,644	17.4%	38.6%	161,997	17.6%	26.9%	139,602	16.1%	-13.8%
Operating Income	27,344	3.7%	-25.1%	30,483	3.3%	11.5%	49,191	5.7%	61.4%
Financial Expenses	(6,991)	-1.0%	5.8%	(20,264)	-2.2%	189.8%	(15,859)	-1.8%	-21.7%
Other Non-operating Income (Expenses)	345	0.0%	-86.5%	(16,285)	-1.8%	-4823.3%	364	0.0%	-102.2%
Monetary Correction	1,451	0.2%	-492.8%	(1,600)	-0.2%	-210.3%	676	0.1%	-142.3%
Non-operating Income	(5,196)	-0.7%	17.3%	(38,149)	-4.1%	634.2%	(14,818)	-1.7%	-61.2%
Income before Tax	22,148	3.0%	-31.0%	(7,665)	-0.8%	-134.6%	34,372	4.0%	-548.4%
Income Tax	(2,130)	-0.3%	-42.4%	(2,425)	-0.3%	13.9%	(3,576)	-0.4%	47.5%
Minority Interest	(41)	0.0%	-51.4%	(38)	0.0%	-9.5%	(10.6)	0.0%	181.6%
Income	19,977	2.7%	-29.4%	(10,128)	-1.1%	-150.7%	30,691	3.5%	403.0%
Amortization of Goodwill	352	0.0%	-2.0%	349	0.0%	-1.0%	349	0.0%	0.0%
Net Income	20,329	2.8%	-29.1%	(9,779)	-1.1%	-148.1%	31,040	3.6%	417.4%

(1)	EBITDA is a non-GAAP financial measure that does not have a standardized meaning, and may not be comparable to similarly-titled measures provided by other companies. EBITDA represents net earnings before interest, income tax and depreciation and amortization. For a more detailed explanation of EBITDA, see footnote (2) on pages 2 and 7, respectively.

	2001			2002			2003
In Ch$ Millions	Ch$	% of	% Change	Ch$	% of	% Change	Ch$	% of	% Change
Currency of June 2004	Millions	revenues	YoY	Millions	revenues	YoY	Millions	revenues	YoY

Sales	860,917	89.9%	9.5%	946,784	88.7%	10.0%	1,031,843	88.0%	9.0%
Other Income	96,394	10.1%	18.1%	120,405	11.3%	24.9%	140,460	12.0%	16.7%
Net revenues	957,310	100.0%	10.3%	1,067,189	100.0%	11.5%	1,172,304	100.0%	9.8%
Cost of sales	741,806	77.5%	9.3%	823,614	77.2%	11.0%	908,324	77.5%	10.3%
Gross Income/Margin	215,505	22.5%	14.1%	243,575	22.8%	13.0%	263,980	22.5%	8.4%
Recurring Operating Expenses	124,232	13.0%	14.8%	161,110	15.1%	29.7%	175,275	15.0%	8.8%
Start-up Expenses	2,633	0.3%	81.6%	5,030	0.5%	91.0%	5,244	0.4%	4.3%
Total Operating Expenses (SG&A)	126,865	13.3%	15.7%	166,140	15.6%	31.0%	180,518	15.4%	8.7%
EBITDA(1)	88,640	9.3%	12.0%	77,435	7.3%	-12.6%	83,461	7.1%	7.8%
Depreciation	31,571	3.3%	5.5%	34,429	3.2%	9.0%	37,857	3.2%	10.0%
Total Operating Expenses	158,437	16.6%	13.5%	200,569	18.8%	26.6%	218,376	18.6%	8.9%
Operating Income	57,068	6.0%	16.0%	43,006	4.0%	-24.6%	45,604	3.9%	6.0%
Financial Expenses	(12,880)	-1.3%	-18.8%	(13,630)	-1.3%	5.8%	(16,539)	-1.4%	21.3%
Other Non-operating Income (Expenses)	(1,225)	-0.1%	-436.2%	(6,250)	-0.6%	410.3%	(958)	-0.1%	-84.7%
Monetary Correction	5,806	0.6%	758.8%	5,529	0.5%	-4.8%	(879)	-0.1%	-115.9%
Non-Operating Income	(8,299)	-0.9%	-44.0%	(14,351)	-1.3%	72.9%	(18,376)	-1.6%	28.0%
Income before Tax	48,770	5.1%	41.9%	28,655	2.7%	-41.2%	27,228	2.3%	-5.0%
Income Tax	(7,672)	-0.8%	114.6%	(4,741)	-0.4%	-38.2%	(6,555)	-0.6%	38.3%
Minority Interest	(172)	0.0%	62.7%	(63)	0.0%	-63.3%	(43)	0.0%	-31.8%
Income	40,925	4.3%	33.3%	23,851	2.2%	-41.7%	20,630	1.8%	-13.5%
Amortization of Goodwill	354	0.0%	1.6%	356	0.0%	0.5%	356	0.0%	0.0%
Net Income	41,279	4.3%	33.0%	24,207	2.3%	-41.4%	20,986	1.8%	-13.3%

(1)	EBITDA is a non-GAAP financial measure that does not have a standardized meaning, and may not be comparable to similarly-titled measures provided by other companies. EBITDA represents net earnings before interest, income tax and depreciation and amortization. For a more detailed explanation of EBITDA, see footnote (2) on pages 2 and 7, respectively.

Distribución y Servicio D&S S.A II Quarter 2004 Results

FECU - Balance

Assets

Type of currency: Chilean pesos	Current	Prior	% Change
Type of Balance Statement: Consolidated	to 06/30/2004	to 06/30/2003

Total Current Assets	258,903,761	241,606,057	7.2%
Cash and cash equivalents	8,035,217	10,230,952	-21.5%
Time deposits
Marketable securities (net)	1,761,313	77,336	2177.5%
Sales debtors (net)	97,633,659	72,988,124	33.8%
Notes receivable (net)	2,080,142	1,097,949	89.5%
Sundry debtors (net)	37,257,059	35,916,983	3.7%
Documents and accounts receivable from related companies	1,471,561	1,479,845	-0.6%
Inventories (net)	96,553,558	78,551,533	22.9%
Refundable taxes	6,988,540	1,049,158	566.1%
Prepaid expenses	3,425,978	5,212,624	-34.3%
Deferred taxes	2,857,463	2,633,988	8.5%
Other current assets	839,271	32,367,565	-97.4%
Leasing contracts (net)
Assets for leasing (net)

Total Fixed Assets	564,044,972	493,471,935	14.3%
Land	159,311,336	135,455,070	17.6%
Buildings and infrastructure	429,302,183	356,685,543	20.4%
Machinery and equipment	151,152,557	130,605,033	15.7%
Other fixed assets	68,003,517	60,144,169	13.1%
Reserve for technical revaluation of fixed assets	4,098,533	4,094,450	0.1%
Depreciation (minus)	(247,823,154)	(193,512,330)	28.1%

Total Other Assets	51,553,941	21,250,944	142.6%
Investment in related companies	1,563,147	1,708,240	-8.5%
Investment in other companies	71,150	70,753	0.6%
Goodwill	28,963,012	10,554,941	174.4%
Negative goodwill (minus)	(523,102)	(927,321)	-43.6%
Long-term debtors	10,429,267	6,102,256	70.9%
Notes and accounts receivable from related companies - long term
Long-term deferred taxes	4,608,056
Intangibles
Amortization (minus)
Others	6,442,411	3,742,075	72.2%
Long-term leasing contracts (net)

Total Assets	874,502,674	756,328,936	15.6%

Distribución y Servicio D&S S.A II Quarter 2004 Results

FECU - Balance

Liabilities

Type of currency: Chilean pesos	CURRENT	PRIOR	% Change
Type of Balance Statement: Consolidated	to 06/30/2004	to 06/30/2003

Total Current Liabilities	408,381,887	316,899,637	28.9%
Debt with banks and financial institutions - short term	91,309,162	88,628,904	3.0%
Debt with banks and financial institutions - long term portion	20,218,746	20,228,697	0.0%
Obligations with public (notes)	58,027,490	37,238,427	55.8%
Obligations with public - short term portion ( bonds )	3,460,290	1,585,391	118.3%
Long term debt with maturity within a year	6,182,706	6,952,114	-11.1%
Dividends to be paid
Accounts payable	188,665,406	134,230,450	40.6%
Documents payable
Sundry creditors	3,782,142	7,280,223	-48.0%
Documents and accounts payable to suppliers	21,265,501	10,472,923	103.1%
Accruals	11,581,064	5,480,427	111.3%
Withholdings	3,672,441	4,598,777	-20.1%
Income tax
Income received in advance	20,081	50,394	-60.2%
Deferred taxes
Other current assets	196,858	152,910	28.7%

Total Long Term Liabilities	167,433,590	123,514,002	35.6%
Debt with banks and financial institutions	23,801,864	23,310,469	2.1%
Obligations with public - long term ( bonds )	131,259,996	82,343,841	59.4%
Documents payable - long term	205,813	230,324	-10.6%
Sundry creditors - long term	8,030,957	11,251,471	-28.6%
Notes & accounts payable to related companies
Accruals	3,830,150	3,106,649	23.3%
Deferred taxes - long term		3,020,785	-100.0%
Other long term liabilities	304,810	250,463	21.7%

Minority Interest	95,674	130,633	-26.8%

Shareholders’ Equity	298,591,523	315,784,664	-5.4%
Capital paid	216,932,458	216,073,320	0.4%
Capital revaluation reserve	1,735,460	2,376,807	-27.0%
Additional paid-in capital
Other reserves	1,324,312	1,322,993	0.1%
Retained earnings ( addition of codes 5.24.51.00 to 5.24.56.00 )	78,599,293	96,011,544	-18.1%
Reserve for future dividends
Accrued income	86,361,188	79,185,611	9.1%
Accrued loss (minus)
Income (loss) for the period	2,681,255	16,825,933	-84.1%
Provisory dividends (minus)	(10,443,150)
Accrued deficit development period

Total Liabilities	874,502,674	756,328,936	15.6%

Distribución y Servicio D&S S.A II Quarter 2004 Results

FECU

Income Statement

Type of currency: Chilean pesos	Current	Prior	% Change
Type of Balance Statement: Consolidated	to 06/30/2004	to 06/30/2003

Operating Income	13,247,795	29,754,859	-55.5%
Gross Margin	150,608,706	129,584,303	16.2%
Net revenues	675,253,447	549,848,216	22.8%
Cost of sales (minus)	(524,644,741)	(420,263,913)	24.8%
Selling and administrative expenses (minus)	(137,360,911)	(99,829,444)	37.6%

Non-operating Income	(10,236,628)	(9,143,419)	12.0%
Financial/interest income	244,499	210,278	16.3%
Income from investment in related companies	294,322	104,537	181.5%
Other non-operating income	162,509	63,502	155.9%
Loss from investment in related companies (minus)	(14,376)	(29,129)	-50.6%
Amortization of goodwill (minus)	(889,378)	(374,659)	137.4%
Financial expenses (minus)	(9,445,569)	(7,928,765)	19.1%
Other non-operating expenses (minus)	(418,601)	(134,062)	212.2%
Monetary correction	884,387	293,960	200.9%
Currency exchange differences	(1,054,421)	(1,349,081)	-21.8%

Income Before Income Taxes and Extraordinary Items	3,011,167	20,611,440	-85.4%

Income Tax	(537,318)	(3,918,335)	-86.3%
Extraordinary Items			0.0%
Net Income (Loss) Before Minority Interest	2,473,849	16,693,105	-85.2%
Minority Interest	33,039	(45,002)	-173.4%

Net Income (LOSS)	2,506,888	16,648,103	-84.9%

Amortization of negative goodwill	174,367	177,830	-1.9%

Net Income (Loss) for the Period	2,681,255	16,825,933	-84.1%

Distribución y Servicio D&S S.A II Quarter 2004 Results

FECU - Cash Flows Statements - Indirect

Type of currency: Chilean pesos	Current	Prior	% Change
Type of Balance Statement: Consolidated	to 06/30/2004	to 06/30/2004

NET CASH FLOWS FROM OPERATING ACTIVITIES	3,831,770	(2,450,096)	-256.4%
Income (loss) for the period	2,681,255	16,825,933	-84.1%
Income on sale of fixed assets	165,060	(10,655)	-1649.1%
(Gain) Loss on sale of fixed assets	165,060	(10,655)	-1649.1%
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	24,729,439	20,301,217	21.8%
Depreciation for the period	23,191,285	18,612,988	24.6%
Amortization of intangibles
Write offs and provisions
Gain from investment in related companies (minus)	(294,322)	(104,537)	181.5%
Loss from investment in related companies	14,376	29,129	-50.6%
Amortization of goodwill	889,378	374,659	137.4%
Amortization of negative goodwill (minus)	(174,367)	(177,830)	-1.9%
Net monetary correction	(884,387)	(293,960)	200.9%
Net currency exchange difference	1,054,421	1,349,081	-21.8%
Other credits to income statement which do not represent cash flows
Other charges to income statement which do not represent cash flows	933,055	511,687	82.3%
Changes in assets affecting cash flows (increase) decrease	1,607,835	(10,484,710)	-115.3%
Sales debtors	(2,257,183)	(20,831,984)	-89.2%
Inventories	2,260,449	12,228,956	-81.5%
Other assets	1,604,569	(1,881,682)	-185.3%
Changes in liabilities affecting cash flows (increase) decrease	(25,318,780)	(29,126,883)	-13.1%
Accounts payable related to the operation	(19,097,595)	(26,990,073)	-29.2%
Interest payable	371,959	(157,501)	-336.2%
Income tax payable (net)	(2,951,755)	193,366	-1626.5%
Other accounts payable related to results other than operation	(4,909,601)	(8,404,056)	-41.6%
VAT and other similar taxes payable (net)	1,268,212	6,231,381	-79.6%
Gain (loss) in minority interest	(33,039)	45,002	-173.4%

Net Cash Flows from Financing Activities	20,501,995	4,748,337	331.8%
Proceeds from issuance of common stock
Proceeds from loans	106,506,140	82,119,556	29.7%
Bonds	33,263,389
Proceeds from loans from related companies
Proceeds from other loans from related companies	13,400,728	2,708,829	394.7%
Other sources of financing
Payment of dividends (minus)	(24,360,450)	(13,924,448)	74.9%
Withdrawals of capital (minus)
Repayment of loans (minus)	(75,019,857)	(66,048,935)	13.6%
Repayment of bonds (minus)	(33,265,237)	(106,665)	31086.6%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)
Expenses from the issuance of common stock (minus)
Expenses from the issuance of bonds (minus)	(22,718)
Other expenses related to financing activities (minus)

Net Cash Flows from Investing Activities	(46,994,913)	(13,698,573)	243.1%
Proceeds from sale of property, plant and equipment	403,552	76,438	427.9%
Proceeds from sale of long-term investments
Proceeds from sale of other investments	51,408,000
Decrease in loans to related companies
Decrease in other loans to related companies
Other proceeds from investment	4,378,151
Purchases of property, plant and equipment	(26,477,638)	(13,588,734)	94.8%
Payment of capitalized interest (minus)	(510,771)	(150,811)	238.7%
Long-term investments (minus)	(75,400,335)
Investment in financial instruments (minus)
Loans to related companies (minus)
Other loans to related companies (minus)	(11,749)	(1,818)	546.3%
Other expenses from investing activities (minus)	(784,123)	(33,648)	2230.4%

Net Cash Flows for The Period	(22,661,148)	(11,400,332)	98.8%
Effect of Inflation on Cash and Cash Equivalents	(2,966,651)	208,192	-1525.0%
Net Increase (Decrease) on Cash and Cash Equivalents	(25,627,799)	(11,192,140)	129.0%
Cash and Cash Equivalents at Beginning of Year	33,663,016	21,423,092	57.1%
Cash and Cash Equivalents at End of Year	8,035,217	10,230,952	-21.5%

Por un Chile Líder

Ticker Symbols
NYSE: DYS
Santiago Stock Exchanges : D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

Phone
(56-2) 200 5301

Fax
(56-2)6242979

E-mail
info@dys.cl

Website
www.dys.cl

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products and prices, and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
	By:	/s/ Miguel Núñez
Chief Financial Officer
Dated: August 19, 2004